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                                                                     Exhibit 7.5

                          FINANCIAL ADVISORY AGREEMENT


     FINANCIAL ADVISORY AGREEMENT (the "Agreement") dated as of June 6 , 1996, by and between MFI ASSOCIATES, INC., a Delaware corporation with offices at 120 West 45th Street, Suite 2600, New York, New York 10036 (the "Advisor"), and MARKET FACTS, INC., a Delaware corporation with offices at 3040 West Salt Creek Lane, Arlington Heights, Illinois ("MFI").

                                    Recitals
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     The Advisor has formed MFI Investors L.P., a Delaware  limited partnership
(the "Partnership") for the purposes of purchasing a $8,250,000 convertible note (the "Note") from MFI pursuant to the terms of that certain Investment Agreement dated as of the date hereof by and among MFI, the Advisor and the Partnership (the "Investment Agreement"). This Agreement is being executed in connection with the closing of the transactions contemplated by the Investment Agreement. After consummation of the transactions contemplated by the Investment Agreement, the Advisor will provide financial advisory services to MFI on a non-exclusive basis with respect to its future acquisitions in accordance with the terms of this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties agree as follows:

     1.  Responsibility of the Advisor

     The Advisor shall make available to MFI and its affiliates on a non-exclusive basis certain financial advisory services related to MFI's business and affairs as MFI may from time to time specifically and reasonably request. Such services shall include, without limitation, evaluation and interpretation of financial data and reports concerning financial and structuring strategies and alternatives related to acquisition opportunities and acquisition and other financing sources and opportunities.

     2.  Compensation

     In consideration of the benefits and services MFI shall receive hereunder, MFI shall pay to the Advisor an annual financial advisory fee (the "Fee"), payable in arrears in equal quarterly installments on the last day of each calendar quarter during the term hereof, commencing with June 30, 1996. From the date hereof and thereafter until such time as the Partnership owns less than 15% of the issued and outstanding common stock of MFI (or has the right to convert the principal due under the Note into such amount of MFI's common stock), the Fee shall be $125,000 per annum. If at any time the Partnership owns less than 15% but more than 5% of the issued and outstanding common stock of MFI (or has the
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right to convert the principal due under the Note into such amount of MFI's common stock), the Fee shall be reduced to $62,500 per annum. If at any time the Partnership owns 5% or less of the issued and outstanding common stock of MFI (or has the right to convert the principal due under the Note into such amount of MFI's common stock), no Fee is payable and this Agreement shall terminate in accordance with Section 4. The first quarterly payment shall be pro-rated according to the number of days elapsed from the date hereof until June 30, 1996 as compared to the total number of days in that calendar quarter. The Fee shall be reduced by the amount of any fees paid to any director of MFI designated by the Partnership who is not an Independent Director (as defined in the Investment Agreement).

     The Advisor will not be paid any finder's fees, "success" fees, or other contingent fees based on the services provided to MFI hereunder other than as specifically negotiated by the parties hereto and agreed to in writing in connection with a specific transaction or other business opportunity. Nothing in this Agreement shall be deemed to require, nor prohibit, the payment of such fees when and as specifically negotiated by the parties hereto from time to time.

     3.  Indemnification and Contribution

     3.1. Indemnification. MFI agrees to indemnify and hold harmless each of the Advisor, and its officers, directors, employees, shareholders and agents (each such person being referred to herein as an "Indemnified Person") from and against any and all losses, claims, damages or liabilities related in any way to, arising out of or in connection with the services provided by the Advisor hereunder ("Indemnified Claims"), and will reimburse each Indemnified Person for all reasonable expenses (including reasonable fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related in any way to, arising out of or in connection with the Indemnified Claims, whether or not pending or threatened and whether or not any Indemnified Party is a party. MFI will not, however, be responsible for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of any Indemnified Person or to have been beyond the scope of such person's authority under this Agreement. MFI also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to MFI for or in connection with the Indemnified Claims except for any such liability for losses, claims, damages or liabilities incurred by MFI that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of such Indemnified Person.

     MFI will not, without each Indemnified Person's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding (whether or not such Indemnified Person is a party thereto) in respect of which indemnification may be sought hereunder unless such settlement, compromise, consent or termination includes a full and unconditional release of such Indemnified Person from any and all liabilities arising out of such action, claim, suit or

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proceeding, except that a settlement, compromise, consent or termination need not include a full and unconditional release of such Indemnified Person if MFI has (i) given the Advisor reasonable prior notice of such settlement, compromise, consent or termination, (ii) consulted in good faith with the Advisor regarding the failure to include therein a full and unconditional release of such Indemnified Person and (iii) confirmed in writing that the indemnification provided for in this Section 3.1 shall continue to its full extent with respect to the action, claim, suit or proceeding which has been settled, compromised, consented to or terminated and any other actions, claims, suits or proceeding arising out of the facts and circumstances which gave rise to the action, claim, suit or proceeding which has been settled, compromised, consented to or terminated to which such Indemnified Person would have otherwise been entitled to indemnification under this Section 3.1. No Indemnified Person seeking indemnification, reimbursement or contribution under this Agreement will, without MFI's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit investigation or proceeding referred to in the preceding paragraph.

     3.2. Contribution. If the indemnification provided for in Section 3.1 is judicially determined to be unavailable (other than in accordance with the second sentence of the first paragraph of Section 3.1) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, MFI shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) in such proportion as is appropriate to reflect not only the relative benefits to the Advisor and its affiliates, on the one hand, and MFI, on the other hand, in connection with the services heretofore provided to MFI by the Advisor but also the relative fault of each of the Advisor and its affiliates and MFI, as well as any other relevant equitable considerations.

     3.3. Survival. All the provisions of this Section 3 shall remain in full force and effect with respect to actions taken by the Advisor prior to any termination or completion of the Advisor's services under this Agreement or the termination of this Agreement, regardless of such termination or completion.

     4.  Term

     This Agreement shall commence on the date first above written and shall terminate on the earliest to occur of (i) the fifth anniversary of the date hereof, (ii) the first day on which the Partnership owns five percent or less of the issued and outstanding common stock of MFI (or has the right to convert the principal due under the Note into such amount of MFI's common stock) and (iii) a Change in Control of the Partnership (as defined in the Investment Agreement), without MFI's prior written consent; provided, however, that such termination shall not relieve MFI of its obligation to make payment of any fees which shall have accrued and become payable prior to the effective date of such termination.

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     5.  Notices

     Notice to be given to the parties hereunder shall be mailed, postage prepaid, by United States certified mail (or its foreign equivalent), return receipt requested to the address of the respective parties set forth on the first page hereof. Either party hereto may designate a new address at any time by notifying the other party in the manner set forth above.

     6.  Modification

     This Agreement and the Investment Agreement contain the entire agreement of the parties with respect to the subject matter hereof. Any change, modification, amendment or alteration to this Agreement shall be effected only in writing and signed by the party or parties against whom enforcement of any such change, modification, amendment or alteration is sought.

     7.  Nonwaiver

     The failure of any party hereto, at any time to require performance by any party hereto of any provision hereof, shall in no way affect the right of such failing party hereafter to enforce such provision nor shall any waiver by any part of any breach of any provisions hereof be taken or held to be a waiver of any succeeding breach of such provision or as a waiver of the provision itself.

     8.  Severability

     If any provision or provisions of this Agreement is held to be invalid or unenforceable, such provision shall be automatically reformed and construed so as to be valid, operative and enforceable to the maximum extent permitted by law or equity while most nearly preserving its original intent. The invalidity of any party of this Agreement shall not render invalid the remaining provisions of this Agreement and, to that extent, the provisions of this Agreement shall be deemed to be severable.

     9.  Headings

     The headings of this Agreement are inserted for convenience only and shall not be considered in construction of the provisions hereof.

     10.  Assignment and Successors; Binding Effect, etc.

     The rights and obligations of the Advisor and of MFI under this Agreement shall inure to the benefit of and shall be binding upon the successors of the Advisor and of MFI and may not be assigned without the written consent of the other party hereto, and any such purported assignment shall be null and void; provided, however, that the Advisor shall

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have the right to assign this Agreement to ZS Fund L.P. or any of its affiliates without the consent of MFI.

     11.  Governing Law

     The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to principles of conflicts of law.


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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


                                     MFI ASSOCIATES, INC.


                                     By:/s/ Henrik Falktoft
                                          Name: Henrik Falktoft
                                          Title: Vice President



                                     MARKET FACTS, INC.



                                     By:/s/ Glenn W. Schmidt
                                        Glenn W. Schmidt
                                        Executive Vice President